PE 12/19/2013



13003091



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DEC 19 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 12-19-13

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Re: Pfizer Inc.

Dear Mr. Lepore:

This is in regard to your letter dated December 19, 2013 concerning the shareholder proposal submitted by Daniel Altschuler for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Pfizer therefore withdraws its November 25, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 7513 Fax +1 212 338 1928
Matthew.Lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. Withdrawal of No-Action Request, Dated November 25, 2013, Regarding the Shareholder Proposal of Daniel Altschuler

Ladies and Gentlemen:

We refer to our letter, dated November 25, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Pfizer Inc. ("Pfizer") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Daniel Altschuler (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2014 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated December 19, 2013 (the "Proponent's Withdrawal Letter"), from the Proponent to Pfizer withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Enclosures

cc: Daniel Altschuler
Timothy Smith, Walden Asset Management

Exhibit A

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

December 19, 2013

Mr. Matthew Lepore
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

I have been informed by Timothy Smith of Walden Asset Management, that there has been a constructive dialogue with Pfizer on two issues I care about deeply, namely corporate governance / separation of Chair and CEO and Pfizer's role influencing public policy via lobbying directly and through trade association.

In light of the company's willingness to place the resolution, led by the Christopher Reynolds Foundation on the ballot, I am pleased to withdraw my proposal seeking separation of the Chair and CEO.

Thank you for your flexibility.

Sincerely,



Daniel Altschuler



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 7513 Fax +1 212 338 1928
Matthew.Lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

November 25, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of Daniel Altschuler

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Daniel Altschuler (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2014 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **RESOLVED**: The shareholders request the Board of Directors of Pfizer to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board, whenever possible, be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2014 proxy materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be false and materially misleading; and
- Rule 14a-8(i)(6) because Pfizer lacks the power or authority to implement the Proposal.

III. Background

Pfizer received the original Proposal, accompanied by a cover letter from the Proponent, by email on November 11, 2013. On November 13, 2013, Pfizer received a letter from State Street Bank and Trust Company verifying the Proponent's stock ownership as of November 11, 2013. On November 13, 2013, Pfizer sent a letter to the Proponent informing him of the 500-word limit under Rule 14a-8(d) and that Pfizer believed the Proposal contained more than 500 words. On November 20, 2013, Pfizer received a revised Proposal. Copies of the cover letter, broker letter, revised Proposal and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite and False and Materially Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff on numerous occasions has concurred with the exclusion of proposals that are sufficiently misleading where a company and its shareholders might interpret the proposal differently. In *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff permitted exclusion of a proposal where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations." The Staff further stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See also The Home Depot, Inc.* (Mar. 28, 2013) (permitting exclusion of a proposal to "strengthen our weak shareholder right to act by written consent" as so vague and indefinite that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required); *R.R. Donnelley & Sons Co.* (Mar. 1, 2012) (permitting exclusion of a proposal requesting a shareholder right to call special meetings as vague and indefinite because the proposal presented two alternative and inconsistent actions, that shareholders holding not less than 10% of the company's shares or shareholders holding the lowest percentage of the company's shares permitted by state law be given the right to call special meetings, where there was no minimum stock ownership percentage under state law); *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations); *Bank of America Corp.* (Feb. 22, 2010) (permitting exclusion of a proposal calling for the creation of a board committee on "US Economic Security" where the proposal employed "vague and indefinite terms and phrases" that could have multiple meanings, leaving "unanswered questions for the proposed Board Committee, the Corporation and its stockholders").

Pfizer believes that the Proposal is subject to two alternative interpretations and therefore may be excluded because the Proposal is impermissibly vague and indefinite so as to be misleading. Under one interpretation, the Proposal seeks to implement an independent board chair policy. Under a second interpretation, the Proposal seeks to separate the CEO and board chair roles. As a result of these two alternative interpretations, any action taken by Pfizer to implement the Proposal could be significantly different from the actions intended by shareholders voting on the Proposal.

Although the resolution and certain portions of the supporting statement refer to an independent board chair policy, as set forth below, a majority of the supporting statement refers to separation of the CEO and board chair roles.

Statements regarding Independent Chair

- "require the Chair of the Board ... be an independent member of the Board"
- "independent director ... to serve as Chair"
- "shareholders are best served by an independent director serving as Board Chair"
- "[a]n independent Chair is the prevailing practice"

Statements regarding CEO and Separation of CEO and Board Chair Roles

- "role of the CEO and management is to run the company"
- "role of the Board ... is to provide independent oversight of ... the CEO"
- "potential conflict of interest for a CEO"
- "Ian Read now serves both as CEO and Board Chair"
- "combination of these two roles in one person weakens ... governance"
- "separation of the two jobs"
- "[i]s a company a sandbox for the CEO, or is the CEO an employee"
- "[h]ow can the CEO be his own boss?"
- "institutional investors recommend separation of these two roles"
- "CalPERS' ... encourage[s] separation"
- "separate Chair enables the CEO to focus exclusively on managing"
- "Board created a Separate Chair"
- "12 percent of incoming CEOs were also the Chair"
- "[s]hareholder resolutions urging separation of CEO and Chair"

Based on a majority of the supporting statement, it would be entirely reasonable for shareholders to interpret the Proposal as seeking to separate the CEO and board chair roles. Alternatively, it would be equally reasonable for shareholders to interpret the Proposal as requesting an independent board chair policy. Accordingly, there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The concept of a separate board chair and the concept of an independent board chair are distinct and not interchangeable. In fact, there are numerous companies that separate the CEO and board chair roles where the board chair is not an independent director. There also are numerous companies with an independent board chair. According to an ISS board practices report, among S&P 500 companies in 2012, 18% had a separate, non-independent chair and 21% had an independent chair (61% had a combined CEO and board chair role).

See ISS, *Board Practices: The Structure of Boards at S&P 1500 Companies* (U.S. 2013 ed.) at 11. In addition, Spencer Stuart reports that while 45% of S&P 500 boards in 2013 have separated the CEO and board chair roles, only 25% of S&P 500 boards have an independent board chair. *See* Spencer Stuart, *Spencer Stuart U.S. Board Index 2013* (28th ed.) at 21.

There may be shareholders who are in favor of separating the CEO and board chair roles but who may not necessarily prefer or require that a chairman be independent. Alternatively, some shareholders may support a requirement that the chair be independent. It would be inaccurate, therefore, to conflate the two concepts and the Proposal fails to resolve the ambiguity. Thus, if the Proposal were submitted to a shareholder vote and approved, Pfizer could not be certain whether shareholders were indicating support for separation of the CEO and board chair roles only or whether shareholders were indicating support for an independent board chair policy. If Pfizer were to implement the Proposal by separating the CEO and board chair roles, such action could be significantly different from what other shareholders supporting the Proposal may have envisioned, *i.e.*, the selection of an independent board chair.

Because neither Pfizer nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted, the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from Pfizer's 2014 proxy materials pursuant to Rule 14a-8(i)(3).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(6) Because Pfizer Lacks the Power or Authority to Implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. Pfizer believes that the Proposal is excludable under Rule 14a-8(i)(6) because Pfizer cannot guarantee that a future board of directors will determine that it is in the best interests of shareholders to implement the Proposal at the time of the next CEO transition.

The Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(6) where the proposal requests that the company take action on a matter over which the company has no control. For example, in *AT&T Corp.* (Mar. 10, 2002), the Staff permitted exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," and noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal." The company argued that it lacked the power to "compel" successor companies to adopt the proposal, and that even if the company attempted to negotiate with a third party acquirer to adopt the proposal's terms, there would be no assurance that such third party would agree to such terms. *See also SCEcorp* (Dec. 20, 1995) (permitting exclusion of a proposal to require unaffiliated fiduciary trustees of the employee stock plan to amend voting agreements because it was "beyond the power of the Company to effectuate"); *The Southern Co.* (Feb. 23, 1995) (permitting exclusion of a proposal requesting that the board take steps to ensure ethical behavior by employees serving in the public sector because it was "beyond the power of the Company to effectuate").

The Staff has also concurred with the exclusion of proposals that would impose certain requirements on board committee members or the board itself as beyond the power of the company to effectuate because neither the company nor the board has the power or authority to guarantee or enforce the election of any particular person or type of person as director since shareholders, rather than the board, elect directors. *See, e.g., The Goldman Sachs Group, Inc.* (Mar. 25, 2010) (permitting exclusion of a proposal requesting a policy prohibiting current or former chief executive officers from serving on the compensation committee, where the Staff noted that the board lacked the power to ensure that each member of the compensation committee met this criterion at all times); *Verizon Communications Inc.* (Feb. 18, 2010) (same); *General Electric Co.* (Feb. 4, 2002) (permitting exclusion of a proposal requiring that a majority of directors be independent); *Mattel, Inc.* (Mar. 21, 2001) (permitting exclusion of a proposal to amend bylaws to require that all directors on key board committees meet independence requirements).

The resolution in the Proposal indicates that the policy "should be phased in for the next CEO transition" and the supporting statement in the Proposal states that the policy "would be phased in when the next CEO is chosen." In either case, since the Proponent intends that the policy be implemented at an unknown time in the future, Pfizer lacks the power or authority to ensure that a future Board would implement the policy.

Accordingly, Pfizer lacks the power or authority to implement the Proposal and believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(6).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Enclosures

cc: Daniel Altschuler
Tim Smith, Walden Asset Management

EXHIBIT A

(see attached)

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

November 11, 2013

Mr. Matthew Lepore
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

I own 1,700 shares of Pfizer stock. I believe that companies with a commitment to customers, employees, communities and the environment will be effective long-term investment. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies. I have been active in raising a range of social, environmental and governance issues with companies in partnership with my investment manager Walden Asset Management. I know you have worked closely with them in the past.

I share the concern that Walden and other investors have raised with Pfizer regarding expanded lobbying disclosure and your ongoing membership in and support for ALEC.

I am submitting the enclosed shareholder proposal as primary filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Pfizer shares.

I have been a shareholder for more than one year and will provide verification of ownership position from State Street a DTC participant. I will continue to hold at least $2,000 worth of Pfizer stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I am aware that Pfizer has received a similar resolution in the past and dealt with it constructively through dialogue. I believe it is a governance reform that needs to be presented annually by investors to the Board to underline our interest in such a change. We are glad to continue the dialogue.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) my investment manager. I hereby deputize Walden Asset Management to lead any dialogue on this issue and withdraw this resolution on my behalf.

Sincerely,



Daniel Altschuler



Boston Trust & Investment
Management Company

November 11, 2013

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division.

We are writing to verify that our client **Daniel Altschuler** currently owns **1,700** shares of **Pfizer, Inc.** (Cusip **#717081103**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Daniel Altschuler** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Pfizer, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodians who are DTC participants will be provided.

Further, it is our intent to hold at least $2,000 in market value in the **Daniel Altschuler** account through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

RESOLVED: The shareholders request the Board of Directors of Pfizer to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board, whenever possible, be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.

- The role of the Board of Directors is to provide independent oversight of management and the CEO.

- There is a potential conflict of interest for a CEO to be their own overseer while managing the business.

CEO Ian Read now serves both as CEO and Board Chair. We believe the combination of these two roles in one person weakens a corporation's governance structure, which in turn can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

We believe shareholders are best served by an independent Director serving as Board Chair who provides a balance of power between the CEO and Board and supports strong Board leadership. The primary duty of a Board of Directors is to oversee a company's management for shareholders. We believe a combined CEO/Chair can result in excessive management influence on the Board and weaken oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing the Board is also a time intensive responsibility. A separate Chair enables the CEO to focus exclusively on managing the company and building effective business strategies.

When Mr. Read became CEO it was in a time of torment for Pfizer which had just let the previous CEO go. The Board created a Separate Chair and told investors this was their preferred governance position. However, in December 2011 they changed positions and gave Mr. Read the Chair position.

An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also the Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009).*

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% support with 48 companies in 2012.

This resolution is no judgment on the leadership record of Mr. Reed. To simplify the transition this policy would be phased in when the next CEO is chosen.



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Date: November 11, 2013

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Daniel Altschuler.**

In connection with a shareholder proposal submitted by **Daniel Altschuler** on **November 11, 2013** we are writing to confirm that **Daniel Altschuler** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Pfizer, Inc. (Cusip#717081103)** since October 24, 2011.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,



Melissa A. Dowey
Assistant Vice President
Date: 11/11/13



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 13, 2013

Mr. Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders

Dear Mr. Altschuler:

This letter will acknowledge receipt on November 11, 2013 of an email from Mr. Timothy Smith to Matthew Lepore of Pfizer Inc., containing a letter from you, dated November 11, 2013, and submitting a shareholder proposal for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, specifies that any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2014 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Timothy Smith, Walden Asset Management
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

From: "Smith, Timothy" <tsmith@bostontrust.com<mailto:tsmith@bostontrust.com>>
Date: November 20, 2013 at 3:53:22 PM EST
To: <suzanne.y.rolon@pfizer.com<mailto:suzanne.y.rolon@pfizer.com>>, "Lepore, Matthew" <Matthew.Lepore@pfizer.com<mailto:Matthew.Lepore@pfizer.com>>
Subject: FW: Re: Pfizer - Revised Separation CEO and Chair Resolution

Good afternoon,
Last week Pfizer sent a letter arguing that the shareholder resolution on separate chair exceeded the 500 word limit allowed for a resolution. We responded asking for more information on how you counted the words in the resolution since our review indicated there were approximately 490 words . The company responded in an email yesterday simply reiterating its comment on the 500 words.
I enclose, as requested, a revised version of the resolution on behalf of our client and the proponent Daniel Altschuler .
Please let us know if you have any other questions.

Timothy Smith
Senior Vice President
Director of Environmental Social and Governance Shareowner Engagement Walden Asset Management .
33rd floor, One Beacon Street,
Boston, MA 02108
617-726-7155
tsmith@bostontrust.com<mailto:tsmith@bostontrust.com>

RESOLVED: The shareholders request the Board of Directors of Pfizer to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board, whenever possible, be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.

- The role of the Board of Directors is to provide independent oversight of management and the CEO.

- There is a potential conflict of interest for a CEO to be their own overseer while managing the business.

CEO Ian Read now serves both as CEO and Board Chair. We believe the combination of these two roles in one person weakens a corporation's governance structure, which in turn can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

We believe shareholders are best served by an independent Director serving as Board Chair who provides a balance of power between the CEO and Board and supports strong Board leadership.

Numerous institutional investors recommend separation of these two roles. For example, CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing the Board is also a time intensive responsibility. A separate Chair enables the CEO to focus exclusively on managing the company and building effective business strategies.

When Mr. Read became CEO it was a difficult time for Pfizer which had just let the previous CEO go. The Board created a Separate Chair and told investors this was their preferred governance position. However, in December 2011 they changed positions and gave Mr. Read the Chair position.

An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also the Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009*).

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% support with 48 companies in 2012.

This resolution is no judgment on the leadership record of Mr. Reed, it is simply a call for good governance, thus this policy would be phased in when the next CEO is chosen.